One Corporate Center Rye, NY 10580-1422 Tel. (914) 921-5070 Fax (914) 921-5118 www.gabelli.com info@gabelli.com	The Gabelli Global Multimedia Trust Inc.
June 29, 2011
Laura E. Hatch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	The Gabelli Global Multimedia Trust Inc. (the “Fund”) Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (the “Registration Statement”) File No. 333-172191
Dear Ms. Hatch:
Pursuant to Rule 461 under the Securities Act of 1933, the Fund hereby requests acceleration of the effective date of the Registration Statement to Thursday, June 30, 2011.
All brokers will receive copies of the final prospectus and will have an opportunity to review it before offering the securities to their clients.
Very truly yours,
The Gabelli Global Multimedia Trust Inc.

By:	/s/ Agnes Mullady Name: Agnes Mullady Title: Secretary and Treasurer